Exhibit 99.11

CONSENT OF FRANK CRUNDWELL OF

CM SOLUTIONS (PTY) LTD.

I Frank Crundwell of CM Solutions (Pty) Ltd., in connection with the filing of Tanzanian Gold Corporation’s (the Company’s) Annual Report on Form 40-F for the fiscal year ended August 31, 2023, consents to:

•	the use of the technical report titled "Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa" (the "Technical Report"), with an effective date of May 15, 2020 by the public filing and/or incorporation by reference in the Company’s Annual Report on Form 40-F;

•	the incorporated by reference to the Company’s registration statements on Form F-3 ( SEC File Nos.: 333-248210; 333-250146; 333-252876 and 333-255526) and Form S-8 (SEC File No.: 333-234078) (collectively, “Registration Statements”) of the Technical Report; and

•	the use of and references to my name, including my status as an expert in connection with the Registration Statements and any such Technical Report.

CM Solutions (Pty) Ltd.

/s/ Frank Crundwell
Frank Crundwell

Dated: November 29, 2023